EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$(9,190)	$4,381	$(4,059)	$11,393

Weighted average common shares — basic	11,060,115	11,266,323	11,099,933	11,230,184

Effect of dilutive securities:
Stock options	184,261	233,751	187,696	236,358

Weighted average common shares — diluted	11,244,376	11,500,074	11,287,629	11,466,542

Basic (Loss) Earnings Per Share	$(0.83)	$0.39	$(0.37)	$1.01

Diluted (Loss) Earnings per Share	$(0.83)	$0.38	$(0.37)	$0.99

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